# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Identiv, Inc., CIK 0001036044
CUSIP: 45170X205
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1900-B CARNEGIE AVE., SANTA ANA, California (CA), 92705
Date of event which requires filing of this statement: 03/20/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 195,000; sole dispositive power 0; shared dispositive power 195,000; aggregate amount beneficially owned 195,000 (0.8% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 1,270,000; shared voting power 195,000; sole dispositive power 1,270,000; shared dispositive power 195,000; aggregate amount beneficially owned 1,465,000 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Identiv, Inc.
Address of issuer's principal executive offices: 1900-B CARNEGIE AVE., SANTA ANA, California (CA), 92705

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) The Radoff Family Foundation, a Texas non-profit corporation (the "Radoff Foundation"), with respect to the Common Stock, $0.001 par value per share, of the Issuer (the "Shares") directly and beneficially owned by it; and

(ii) Bradley L. Radoff, with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address: The principal business address of each of the Reporting Persons is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.
Present principal occupation or employment: The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. Mr. Radoff also serves as a director of the Radoff Foundation.
Criminal convictions in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Radoff Foundation is organized under the laws of the State of Texas. Mr. Radoff is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 195,000 Shares directly owned by the Radoff Foundation is approximately $703,174, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,270,000 Shares directly owned by Mr. Radoff is approximately $4,440,740, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the immense destruction of stockholder value overseen by the incumbent Board of Directors (the "Board") is attributable to the Board's decision to conclude the strategic review process with the sale of its physical security, access card and identity reader operations and assets, as opposed to the sale of the entire company. Now, stockholders are left with an underperforming business that is burning significant cash and trading at a materially negative enterprise value. The Reporting Persons believe the Board must be held accountable. Specifically, the Reporting Persons believe that Chairman James E. Ousley, who is approaching 80 years old and has served on the Board since 2014, should not be nominated for re-election at the upcoming 2025 annual meeting of stockholders (the "2025 Annual Meeting"). The Reporting Persons further believe that fellow longstanding director Gary Kremen, who embarrassingly received approximately 34.5% of the votes cast in favor of his re-election at last year's annual meeting, should immediately tender his resignation. Absent the departures of Messrs. Ousley and Kremen from the Board, the Reporting Persons intend to vote against the election of all director candidates up for election at the 2025 Annual Meeting. The Reporting Persons intend to discuss their views with respect to the foregoing matters with the Issuer, its stockholders and other market participants in advance of the upcoming 2025 Annual Meeting.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based on 23,520,680 Shares outstanding as of March 4, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2025.

As of the date hereof, the Radoff Foundation directly beneficially owned 195,000 Shares, constituting approximately 0.8% of the Shares outstanding.

As of the date hereof, Mr. Radoff directly beneficially owned 1,270,000 Shares, constituting approximately 5.4% of the Shares outstanding. Mr. Radoff, as a director of the Radoff Foundation, may be deemed to beneficially own the 195,000 Shares beneficially owned by the Radoff Foundation, which, together with the Shares he directly beneficially owns, constitutes an aggregate of 1,465,000 Shares, constituting approximately 6.2% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of the Radoff Foundation and Mr. Radoff may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by the Radoff Foundation.

Mr. Radoff has the sole power to vote and dispose of the Shares directly beneficially owned by him.
Transactions in the class effected during the past sixty days: The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 20, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Directors and Officers.

2 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated March 20, 2025.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (03/20/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (03/20/2025)